Filed pursuant to Rule 253(g)(2)

File No. 024-12653

SUPPLEMENT DATED JANUARY 22, 2026
TO OFFERING CIRCULAR DATED SEPTEMBER 19, 2025

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated September 19, 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available on its Form 10-Q for the quarterly period ended September 30, 2025 found HERE, and supplements the information contained in the Offering Circular.

Termination of StartEngine Crowdfunding, Inc.’s Regulation A Offering

For business reasons, the Company is extending the termination date for the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after February 18, 2026 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.